FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the period ended November 30, 2002

RTICA Corporation

(Translation of registrant's name into English)

999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RTICA CORPORATION (A DEVELOPMENT STAGE COMPANY) Interim Financial statements (Expressed in Canadian dollars) Period ended November 30, 2002 UNAUDITED

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

November 30, 2002 and May 31, 2002
(Unaudited)

	November 30	May 31

Assets

Current assets:
Cash and short-term investments	$1,350,450	$4,152
GST and other receivables	39,780	27,941
Prepaid expenses	10,575	10,685

	1,400,805	42,778

Fixed assets (note 2)	290,387	334,536

Deferred development costs	1	1

Goodwill, net of accumulated amortization	1	1

	$1,691,194	$377,316

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$899,027	$912,077
Promissory notes	271,894	355,280

	1,170,921	1,267,357

Due to government (note 5)	445,000	445,000

Convertible debentures (note 4)	2,038,262	73,264

Shareholders' equity:
Share capital (note 3)	9,286,768	8,986,768
Equity component of convertible debenture	514,738	12,736
Deficit	(11,764,495)	(10,407,809)

	(1,962,989)	(1,408,305)

	$1,691,194	$377,316

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Three month periods ended November 30, 2002 and 2001
(Unaudited)

	2002	2001

Income:
Interest	$-	$30,787

Operating expenses:
Development	86,139	230,121
Sales and marketing	59,768	65,310
Consulting	117,533	61,408
Professional fees (note 8)	332,942	47,650
General and administrative	24,637	45,141
Rent and property taxes	22,065	41,648
Management fees	40,500	36,000
Amortization of fixed assets	23,462	32,788
Factory overhead	8,741	17,078
Travel	2,816	8,139
Amortization of goodwill	-	6,591
Interest and bank charges	1,154	461
Interest on convertible debenture	59,512	-
Patents	12,681	938

	791,950	593,273

Loss for the period	(791,950)	(562,486)

Deficit accumulated during development
stage, beginning of period	(10,972,545)	(8,164,555)

Deficit accumulated during development
stage, end of period	$(11,764,495)	$(8,727,041)

Loss per share	$(0.03)	$(0.02)

Weighted average number of common shares
outstanding, excluding shares held in escrow (note 3)	26,154,030	24,753,697

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Three month periods ended November 30, 2002 and 2001
(Unaudited)

	2002	2001

Cash provided by (used in):

Operating activities:
Loss for the period	$(791,950)	$(562,486)
Items not involving cash:
Interest on convertible debenture	27,618	-
Amortization of fixed assets	23,462	32,788
Amortization of goodwill	-	6,591
Change in non-cash operating
working capital:
GST and other receivables	(403)	(19,175)
Prepaid expenses	110	-
Accounts payable and accrued liabilities	(253,995)	117,252

	(995,158)	(425,030)
Financing activities:
Issuance of convertible debentures	2,221,000	-
Issuance of common shares	300,000	-
Proceeds from promissory notes	(183,386)	-

	2,337,614	-

Investing activities:
Purchase of fixed assets	(637)	-

	(637)	-

Change in cash and cash equivalents	1,341,819	(425,030)

Cash and cash equivalents, start of period	8,631	697,494

Cash and cash equivalents, end of period	$1,350,450	$272,464

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Six month periods ended November 30, 2002 and 2001, and cumulative from inception
(Unaudited)

			Cumulative

			Period from
			June 13, 1991
			(inception) to
			November 30,
	2002	2001	2002

Income:
Interest	$29	$37,269	205,837
Fees and licenses	-	-	622,482

	29	37,269	828,319

Operating expenses:
Development	300,093	674,900	4,219,031
Consulting	153,936	168,137	2,271,256
Sales and marketing	122,118	124,338	1,264,668
Management fees	81,000	78,000	1,100,386
Professional fees (note 8)	374,433	123,914	1,031,007
General and administrative	69,760	76,469	871,447
Travel	15,142	20,682	425,056
Rent and property taxes	59,655	76,510	390,723
Amortization of fixed assets	44,786	65,576	332,709
Interest on convertible debenture	80,662	-	222,496
Interest and bank charges	1,825	1,014	148,929
Factory overhead	15,211	35,214	123,789
Amortization of goodwill	-	13,182	108,937
Patents	38,094	938	82,380

	1,356,715	1,458,874	12,592,814

Loss for the period	(1,356,686)	(1,421,605)	(11,764,495)

Deficit accumulated during development
stage, beginning of period	(10,407,809)	(7,305,436)	-

Deficit accumulated during development
stage, end of period	$(11,764,495)	$(8,727,041)	$(11,764,495)

Loss per share	$(0.05)	$(0.06)	$-

Weighted average number of common shares
outstanding, excluding shares held
In escrow shares (note 3)	25,985,081	24,753,697	-

See accompanying notes to interim financial statements.

RTICA CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Six month periods ended November 30, 2002and 2001, and cumulative from inception
(Unaudited)

			Cumulative
			period from
			June 13, 1991
			(inception) to
	2002	2001	November 30,
			2002

Cash provided by (used in):

Operating activities:
Loss for the period	$(1,356,686)	$(1,421,605)	$(11,764,495)
Items not involving cash:
Interest on convertible debenture	27,618	-	143,588
Amortization of fixed assets	44,786	78,758	441,646
Interest expense on converted loan	-	-	96,000
Expenses settled by issuance
of common shares	-	-	464,988
Foreign exchange gain	-	1,250	(25,603)
Change in non-cash operating
working capital:
GST and other receivables	(11,839)	24,302	(39,780)
Prepaid expenses	110	-	(10,575)

Accounts payable and accrued liabilities	(40,668)	161,290	790,067

	(1,336,679)	(1,156,005)	(9,904,164)
Financing activities:
Due to government	-	41,055	445,000
Issuance of convertible debentures	2,467,000	-	4,413,000
Issuance of common shares	300,000	-	2,782,167
Proceeds from promissory notes	(83,386)	-	525,891
Issuance of special warrants	-	-	2,870,659
Exercise of share purchase warrants	-	-	553,541

	2,683,614	41,055	11,590,258

Investing activities:
Purchase of fixed assets	(637)	(5,387)	(623,096)
Deferred development costs	-	-	(1)
Cash acquired on reverse takeover	-	-	261,850

	(637)	(5,387)	(361,247)

Foreign exchange gains held on foreign currency	-	(1,250)	25,603

Change in cash and cash equivalents	1,346,298	(1,121,587)	1,350,450

Cash and cash equivalents, start of period	4,152	1,394,051	-

Cash and cash equivalents, end of period	$1,350,450	$272,464	$1,350,450

See accompanying notes to interim financial statements.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
Six month period ended November 30, 2002
(Unaudited)

1

Significant accounting policies:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), and include estimates and adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Canadian GAAP differs in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States. For a full description of accounting polices which have been applied on a consistent basis in these interim financial statements, refer to the Company's annual financial statements.

2.	Fixed Assets:

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
			November 2002	May 2002

Machinery and equipment	$531,469	$275,285	$256,184	$295,243
Furniture	11,910	6,154	5,756	6,139
Vehicles	15,848	9,675	6,173	7,214
Computer hardware	63,868	41,594	22,274	25,940

	$623,095	$332,708	$290,387	$334,536

3.

Share capital:

During the period, the Company completed a private placement of 1,000,000 units at $0.30 per unit. Each unit consists of one common share and one warrant entitling the holder to purchase one-half of a common share at $0.40 per share for a period of 24 months from the date of issuance.

As of November 30, 2002, the Company had 36,119,636 common shares and 2,373,250 Company stock options outstanding. In addition, in conjunction with the private placement for share capital and convertible debentures undertaken in November 2002, the company issued 453,333 broker compensation options outstanding exercisable at $0.345 per share and expiring in 18 months, and 120,000 broker options exercisable at $0.40 and expiring in 24 months.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (Cont’d)

Six month period ended November 30, 2002
(Unaudited)

4.

Share capital (continued):

Using the treasury stock method, the weighted average number of common shares outstanding used in determining basic earnings per share excludes 9,298,939 of escrowed shares (2001: 9,298,939)

5.

Convertible debenture:

During the period, the Company’s wholly owned subsidiary, RTICA Inc., issued $2.2 million in 12% convertible debentures due in 2007. These debentures are subject to a general security agreement and are convertible at the option of the holder at any time and subject to certain conditions into units consisting of one voting preference share and one warrant to purchase one additional preference share at $0.30 per unit. Each warrant entitles the holder to purchase one additional preference share at $0.40 per share. The debentures are subject to a number of other conditions including, for example, reduction of interest on the occurrence of certain events and take over protection provisions. The preference shares are also accompanied by a right to exchange them on a one-for-one basis with common shares of the Company. The investors have the conditional right at their option to invest up to $1,000,000 under similar terms and conditions except that the conversion rate shall be $0.23 per share.

During the six month period ended November 30, 2002, RTICA Corporation raised $267,000 from the issuance of convertible debentures bearing interest at 10% annually, with interest calculated semi-annually in arrears at June 30 and December 31. Including amounts raised in the previous fiscal period, a total of $353,000 has been raised from these debentures. The holders have the right to convert the debenture into that number of units as is obtained by dividing the amount due (excluding interest) by $0.45. Each unit consists of one common share and one common share purchase warrant, which entitle the holder to purchase on common share for $0.54 per share for two years. After May 31, 2003 but prior to May 31, 2005, the Company may redeem the debentures for the principal amount, or issue such common shares by dividing the principal amount and interest accrued by an amount equal to the current market price of the Company's shares, provided such price exceeds $0.70 for one continuous calendar month from the date of the convertible debenture. As security for the payment and performance of obligations, the Company grants to the holders a security interest in the present and future undertaking and property of the Company, including but not limited to receivables, inventory, equipment, chattel paper, documents of title, intangibles, securities and instruments, books and records.

RTICA CORPORATION
(FORMERLY INZECO HOLDINGS INC.)
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (Cont’d)

Six month period ended November 30, 2002
(Unaudited)

6.

Due to government:

The company has signed a contract with the National Research Council of Canada, whereby the Company is eligible to receive up to $445,000 as a repayable contribution for various projects carried out by the Company. Repayment of these contributions begins on January 1, 2004 based on 1% of the Company’s gross revenue up to a maximum of $667,500.

7.	Related party transactions: Amounts expended during the six month period ended November 30, 2002 were as follows:

Type of service	Nature of relationship	November 30, 2002

Management fees	Shareholder, director and officer	$ 81,000
Legal fees	Shareholder, director and officer	108,440

8.

Professional Fees:

In connection with the private placement and convertible debenture financing transactions completed during the period, the Company incurred broker commissions of $79,500 and was required to reimburse third party legal fees in the amount of $108,000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTICA Corporation

(Registrant)

Date February 11, 2003	By:	/s/ Warren Arseneau

*Warren Arseneau,
President

* Print the name and title of the signing officer under his signature.